UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On April 23, 2015, Ascendis Pharma A/S (“Ascendis” or the “Company”) held its Annual General Meeting. 19,392,581 ordinary shares (which includes 3,602,245 ordinary shares represented by American Depositary Shares), representing in total 81.4% of the ordinary shares outstanding as of the date of the annual general meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report and granted the discharge of the Board of Directors (the “Board”) of the Company and management from liability.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved to carry forward the consolidated loss for the year ended December 31, 2014 of EUR 9.658 million to the year ending December 31, 2015 through recognition in retained earnings.

Agenda Item 5: Election of Board Members and Alternates, if any

Ascendis shareholders elected Michael Wolff Jensen, James I. Healy, Jan Møller Mikkelsen, Martin Olin, and Rafaèle Tordjman as Class I directors, with the term for each director to expire at the annual general meeting of the Company to be held in 2017.

Ascendis shareholders elected Albert Cha, Edwin de Graaf, Michael Mayer, and Jonathan T. Silverstein as Class II directors, with the term for each director to expire at the annual general meeting of the Company to be held in 2016.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Agenda Item 7: Proposals from the Board and/or Shareholders

A. Ascendis shareholders adopted the proposal of the Board to delete Section 2 of the Articles of Association so that the Company’s registered office is no longer reflected in the Company’s Articles of Association.

B. Ascendis shareholders adopted the proposal from the Board to amend Section 9 of the Articles of Association, in accordance with Section 84 of the Danish Companies Act, to include the following language as a new paragraph in Section 9 of the Company’s articles of association:

“A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date shall be one week before the general meeting is held. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the Register of Owners as well as notifications concerning ownership which the company has received with a view to update the ownership in the Register of Owners.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company no later than 3 days in advance of the General Meeting.”

C. Ascendis shareholders authorized the chairman of the annual general meeting, or a substitute duly appointed by the chairman, to apply for registration of the resolutions passed at the Annual General Meeting and to make any such amendments thereto as may be required by the Danish Business Authority as a condition for registration or approval.

Appointment of Chairman of the Board

Subsequent to the Annual General Meeting, the Board held a constituting board meeting at which Michael Wolff Jensen was re-appointed as Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: April 24, 2015	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, General Counsel